Exhibit (a)(15)


          HOREJSI TRUSTS FILE SUIT AGAINST NEUBERGER BERMAN REAL ESTATE
                  INCOME FUND INC. IN TENDER OFFER LITIGATION


BOULDER, CO., October 7, 2004 - The Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B ("Horejsi Trusts") announced today that they have filed counter-claims against Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) in connection with the Trusts' tender offer for shares of the Fund.

The Trusts initiated their tender offer on September 10, 2004, offering to purchase up to 1,825,000 shares of the Fund's common stock at a price of $19.89 per share net to the seller in cash. The offer is currently set to expire on October 15, 2004. On September 23, 2004 the Fund's Board announced its opposition to the Trusts' tender offer, and took a series of steps designed to defeat the offer, including issuing shares of the Fund's common stock to its sub-adviser, relying on that issuance in an attempt to subject the Fund and the Trusts to two anti-takeover statutes under Maryland law, adopting a stockholder rights agreement (commonly known as a "poison pill"), authorizing a self tender for up to 943,704 shares at a price of $20.00 per share, and authorizing litigation against the Trusts to prevent the consummation of the offer.

The Trusts filed their counter-claims in federal district court in Maryland. In their counter-claims, the Trusts seek, among other things, to invalidate both the poison pill and the Fund's attempt to apply Maryland's control share statute to the Trusts and their offer. The counter-claim alleges that the poison pill and the Fund's opt-in to the Maryland control share statute are illegal under the governing federal and Maryland statutes. For example, the Maryland control share statute states that any corporate resolution opting in to the statute "shall not be effective with respect to any person who has become a holder of control shares before the time that the resolution is adopted." The Trusts filed
Schedule 13D with the SEC on September 2, 2004 showing that they were already the holder of such control shares. The Trusts are also seeking to have the court prohibit the Fund from completing its self tender on the basis that the Fund's self tender materials contained material misstatements and omissions. The Trusts restated their previously announced position that they do not expect to consummate their offer unless they are successful in obtaining a court ruling against the poison pill and the application to the Trusts and their offer of the Maryland control share statute. The Trusts are amending their tender offer statement on file with the Securities and Exchange Commission to reflect the filing of the counter-claims and other relevant information.

Each security holder of Neuberger Berman Real Estate Income Fund Inc. should read the tender offer statement filed with the Securities and Exchange Commission by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B and other relevant documents filed with the Securities and Exchange Commission because they contain important information about the tender offer. Security holders of Neuberger Berman Real Estate Income Fund Inc. can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.


Contact:
Lola Brown Trust No. 1B
Ernest Horejsi Trust No. 1B
Stephen C. Miller
(303) 442-2156